Exhibit 99.1

HUYA Inc. Reports Fourth Quarter and Fiscal Year 2018 Unaudited Financial Results

GUANGZHOU, China, March 4, 2019 /PRNewswire/ — HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2018.

Fourth Quarter 2018 Highlights

•	Total net revenues[1] for the fourth quarter of 2018 increased by 103.1% to RMB1,504.9 million (US$218.9 million), from RMB741.0 million in the same period of 2017.

•	Net income attributable to Huya was RMB99.6 million (US$14.5 million) for the fourth quarter of 2018, representing an increase of 1,900.4% from RMB5.0 million in the same period of 2017.

•	Non-GAAP net income attributable to Huya[2] was RMB166.9 million (US$24.3 million) for the fourth quarter of 2018, representing an increase of 486.8% from RMB28.4 million in the same period of 2017.

•	Average mobile MAUs[3] in the fourth quarter of 2018 reached 50.7 million, representing an increase of 30.7% from 38.8 million in the fourth quarter of 2017.

•	Average MAUs[4] in the fourth quarter of 2018 reached 116.6 million, representing an increase of 34.5% from 86.7 million in the fourth quarter of 2017.

•	Total number of paying users[5] in the fourth quarter of 2018 reached 4.8 million, representing an increase of 73.1% from 2.8 million in the fourth quarter of 2017.

Mr. Rongjie Dong, Chief Executive Officer of Huya, commented, “We are pleased to complete our first year as a public company on a strong note. Our average MAUs reached 116.6 million in the fourth quarter of 2018, up 34.5% year-over-year and 17.8% quarter-over-quarter, driven by our rich content and differentiated user experience that enticed new users to our platform and led to more engagement of existing users. As a result of robust user growth and enhanced monetization capability, our revenue grew by 103.1% year-over-year in the fourth quarter of 2018. In combination with more efficient execution, we were able to generate solid profitability and strong cash flow in the quarter.

“Our strategic focus on e-sports continues to deliver encouraging results. In 2018, our platform generated more than 1.6 billion viewership from over 400 e-sports events broadcasted. We will continue to enrich our content ecosystem, providing more services and opportunities to our broadcasters and partners. In addition to our vigorous domestic growth, we have successfully leveraged our unique business model to enter new overseas markets. We believe we are delivering long-term value through strategic investments in overseas markets in 2019 and beyond,” concluded Mr. Dong.

[1]

On January 1, 2018, we adopted ASC 606, “Revenue from Contracts with Customers” using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Based on our assessment, the adoption of ASC 606 did not have any material impact on our consolidated financial statements.

[2]

“Non-GAAP net (loss) income attributable to Huya” is defined as net (loss) income attributable to Huya before share-based compensation expenses, fair value loss on derivative liabilities, and gain (loss) on fair value change of investments and equity investee’s investments. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[3]

Refers to average monthly active users on the Huya Live mobile app. Average mobile MAU for any period is calculated by dividing (i) the sum of our active users on our Huya Live mobile app for each month of such period, by (ii) the number of months in such period.

[4]

Refers to average monthly active users on Huya’s platform. Average MAU for any period is calculated by dividing (i) the sum of active users for each month of such period, by (ii) the number of months in such period.

[5]	Refers to a registered user that has purchased virtual items on Huya’s platform at least once during the period presented.

Mr. Henry Sha, Chief Financial Officer of Huya, commented, “We are pleased to report impressive revenue growth in the quarter which exceeded the high end of our guidance range. The organic growth in both average MAUs and total number of paying users indicates our high-quality content received a broad appreciation and continued to drive user engagement. Our paying users expanded to 4.8 million in the fourth quarter of 2018, up 73.1% compared to the same period last year. We further benefit from our fast-growing domestic business and our continuous efforts in improving efficiency to generate margin expansion. Our fourth quarter non-GAAP gross margin increased by 60 basis points quarter-over-quarter to 16.1%, and non-GAAP net margin increased by 160 basis points quarter-over-quarter to 11.1%. As such, we delivered non-GAAP net income for the fifth consecutive quarter, reaching a record high of RMB166.9 million in the fourth quarter of 2018. We are confident we are well-positioned to further expand our user base and maintain healthy growth, while driving our financial performance well into the future.”

Fourth Quarter 2018 Financial Results

Total net revenues for the fourth quarter of 2018 increased by 103.1% to RMB1,504.9 million (US$218.9 million), from RMB741.0 million in the same period of 2017.

Live streaming revenues increased by 108.1% to RMB1,441.8 million (US$209.7 million) in the fourth quarter of 2018, from RMB692.7 million in the same period of 2017, primarily due to the increases in both the number of paying users on Huya’s platform and spending per paying user. The increase in the number of paying users was primarily driven by the Company’s mobile strategy, diversification of content offerings and continued efforts in converting active users into paying users.

Advertising and other revenues increased by 30.7% to RMB63.1 million (US$9.2 million) in the fourth quarter of 2018, from RMB48.3 million in the same period of 2017. This increase was primarily driven by increased demand from gaming advertisers and further recognition of Huya’s brand name in China’s online advertising market.

Cost of revenues increased by 100.1% to RMB1,266.3 million (US$184.2 million) in the fourth quarter of 2018 from RMB632.9 million in the same period of 2017, primarily attributable to the increase in revenue sharing fees and content costs, as well as bandwidth costs.

Revenue sharing fees and content costs increased by 112.8% to RMB1,042.1 million (US$151.6 million) in the fourth quarter of 2018 from RMB489.7 million in the same period of 2017, primarily due to the increase in virtual item revenue sharing, which was in line with Company’s live streaming revenue growth, and continued spending in e-sports content and content creators in both domestic and overseas markets.

Bandwidth costs increased by 42.1% to RMB161.6 million (US$23.5 million) in the fourth quarter of 2018 from RMB113.8 million in same period of 2017, primarily due to an increase in bandwidth usage as a result of increased user base on Huya’s platform and enhanced live streaming video quality improvement, partially offset by improved efficiency in bandwidth utilization as a result of the deployment of new technologies in content distribution.

Gross profit increased by 120.7% to RMB238.6 million (US$34.7 million) in the fourth quarter of 2018 from RMB108.1 million in the same period of 2017. Gross margin increased to 15.9% in the fourth quarter of 2018 from 14.6% in the same period of 2017, primarily due to Huya’s enhanced monetization efforts, technology innovation on bandwidth utilization and continued leverage on economies of scale.

Research and development expenses increased by 80.9% to RMB79.1 million (US$11.5 million) for the fourth quarter of 2018 from RMB43.7 million for the fourth quarter of 2017, mainly attributable to the increase in the salaries and welfare of research and development personnel and share-based compensation expenses related to the share awards newly granted in 2018.

Sales and marketing expenses increased by 102.4% to RMB59.9 million (US$8.7 million) for the fourth quarter of 2018 from RMB29.6 million for the fourth quarter of 2017, mainly attributable to the increase of marketing and promotion expenses due to enhanced efforts in promoting Huya’s brand awareness and e-sports content, as well as cooperating with various marketing channels in both domestic and overseas markets.

General and administrative expenses increased by 152.0% to RMB92.3 million (US$13.4 million) for the fourth quarter of 2018 from RMB36.6 million for the fourth quarter of 2017, mainly due to the increase in share-based compensation expenses related to the share awards newly granted in the first quarter of 2018, professional fees and salaries and welfare of management personnel.

Operating income was RMB18.5 million (US$2.7 million) for the fourth quarter of 2018, compared with an operating loss of RMB1.8 million in the same period of 2017.

Non-GAAP operating income, which excludes share-based compensation expenses, increased by 280.9% to RMB82.5 million (US$12.0 million) for the fourth quarter of 2018 from RMB21.7 million in the same period of 2017.

Net income attributable to HUYA Inc. increased by 1,900.4% to RMB99.6 million (US$14.5 million) for the fourth quarter of 2018 from RMB5.0 million in the same period of 2017.

Non-GAAP net income attributable to HUYA Inc. in the fourth quarter of 2018, which excludes loss on fair value change of investments and equity investee’s investments and share-based compensation expenses, increased by 486.8% to RMB166.9 million (US$24.3 million), from RMB28.4 million in the same period of 2017.

Diluted net income per American Depositary Share (“ADS”) was RMB0.45 (US$0.07) for the fourth quarter of 2018, compared with diluted net loss per ADS of RMB0.05 for the same period of 2017. Each ADS represents one Class A ordinary share.

Non-GAAP diluted net income per ADS was RMB0.76 (US$0.11) for the fourth quarter of 2018, compared with RMB0.19 for the same period of 2017.

Balance Sheets and Cash Flows

As of December 31, 2018, the Company had cash and cash equivalents, short-term deposits and short-term investments of RMB5,993.0 million (US$871.6 million). Net cash provided by operating activities was RMB191.7 million (US$27.9 million) for the fourth quarter of 2018, compared with net cash provided by operating activities of RMB213.7 million in the same period of 2017.

Fiscal Year 2018 Financial Results

Total net revenues for the fiscal year 2018 increased by 113.4% to RMB4,663.4 million (US$678.3 million), from RMB2,184.8 million in the prior fiscal year.

Live streaming revenues increased by 114.7% to RMB4,442.8 million (US$646.2 million) in the fiscal year 2018, from RMB2,069.5 million in the prior fiscal year.

Advertising and other revenues increased by 91.4% to RMB220.6 million (US$32.1 million) for the fiscal year 2018, from RMB115.3 million in the prior fiscal year.

Gross profit increased by 186.2% to RMB729.8 million (US$106.1 million) in the fiscal year 2018 from RMB255.0 million in the fiscal year 2017. Gross margin increased to 15.6% for the fiscal year 2018 from 11.7% in the prior fiscal year.

Operating income reached RMB26.7 million (US$3.9 million) in the fiscal year 2018, compared with an operating loss of RMB94.9 million in the fiscal year 2017.

Non-GAAP operating income, which excludes share-based compensation expenses, was RMB253.4 million (US$36.8 million) in the fiscal year 2018, compared with a non-GAAP operating loss of RMB54.8 million in the prior fiscal year.

Net loss attributable to HUYA Inc. was RMB1,937.7 million (US$281.8 million) in the fiscal year 2018, compared with a net loss attributable to HUYA Inc. of RMB81.0 million in the fiscal year 2017. In the second quarter of 2018, the Company recorded a fair value loss of RMB2,273.4 million on derivative liabilities of preferred shares that existed before the Company’s initial public offering (“IPO”) in May 2018, resulting from the increase in HUYA Inc.’s enterprise value as indicated by the price of its IPO. Such fair value loss on derivative liabilities is related to the accounting treatment of the conversion features, which needed to be bifurcated and accounted for as derivative liabilities in the second quarter of 2018. Upon the completion of the IPO, the derivative liabilities were derecognized, and all of the balances were reclassified to additional paid-in capital.

Non-GAAP net income attributable to HUYA Inc. in the fiscal year 2018, which excludes share-based compensation expenses, fair value loss on derivative liabilities and gain on fair value change of investments and equity investee’s investments, was RMB460.9 million (US$67.0 million), compared with a non-GAAP net loss attributable to HUYA Inc. of RMB40.9 million in the prior fiscal year.

Diluted net loss per ADS was RMB15.02 (US$2.19) for the fiscal year 2018, compared with diluted net loss per ADS of RMB1.01 in the fiscal year 2017.

Non-GAAP diluted net income per ADS was RMB2.06 (US$0.30) in the fiscal year 2018, compared with non-GAAP diluted net loss per ADS of RMB0.61 in the prior fiscal year.

Net cash provided by operating activities was RMB717.5 million (US$104.4 million) for the fiscal year 2018, compared with net cash provided by operating activities of RMB242.4 million in the fiscal year 2017.

Business Outlook

For the first quarter of 2019, Huya currently expects total net revenues to be in the range of RMB1,510 million to RMB1,550 million, representing a year-over-year growth of between 79.0% and 83.7%. This forecast reflects our current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 PM U.S. Eastern Time on March 4, 2019 (9:00 AM Beijing/Hong Kong time on March 5, 2019).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-317-6003
International:	+1-412-317-6061
Hong Kong (toll free):	800-963-976
Hong Kong:	+852-5808-1995
China (toll free)	400-120-6115
Elite Entry Number:	7775549

Participants should dial-in at least 10 minutes before the scheduled start time and ask to be connected to the call for “HUYA Inc” with the Elite Entry number as set forth above.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.huya.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until March 11, 2019, by dialing the following telephone numbers:

United States (toll free):	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10129009

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya’s open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity (deficit), consolidated statements of cash flows, and the detailed notes have not been presented. Huya uses non-GAAP operating (loss) income, non-GAAP net (loss) income attributable to HUYA Inc., non-GAAP net (loss) income attributable to ordinary shareholders, and non-GAAP basic and diluted net (loss) income per ADS, which are non-GAAP financial measures. Non-GAAP operating (loss) income is operating (loss) income excluding share-based compensation expenses. Non-GAAP net (loss) income attributable to HUYA Inc. is net (loss) income attributable to HUYA Inc. excluding share-based compensation expenses, fair value loss on derivative liabilities and gain on fair value change of investments and equity investee’s investments. Non-GAAP net (loss) income attributable to ordinary shareholders is net (loss) income attributable to ordinary shareholders excluding share-based compensation expenses, fair value loss on derivative liabilities, gain (loss) on fair value change of investments and equity investee’s investments and deemed dividend to Series A redeemable convertible preferred shareholders. Non-GAAP basic and diluted net (loss) income per ADS is non-GAAP net (loss) income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net (loss) income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of (i) share-based compensation expenses, (ii) fair value loss on derivative liabilities, (iii) gain on fair value change of investments and equity investee’s investments and (iv) deemed dividend to Series A redeemable convertible preferred shareholders adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business, (ii) fair value loss on derivative liabilities and deemed dividend to Series A redeemable convertible preferred shareholders, which may not recur in the future, and (iii) (loss) gain on fair value change of investments and equity investee’s investments, which may recur when there is observable price change in the future. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net (loss) income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “HUYA Inc. Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.8755 to US$1.00, the rate in effect as of December 31, 2018 as certified for customs purposes by the Federal Reserve Bank of New York.

Notes to Unaudited Financial Information

The unaudited financial information disclosed in this press release is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2018 is still in progress.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Huya’s strategic and operational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya’s goals and strategies; Huya’s future business development, results of operations and financial condition; the expected growth of the game live streaming market the expectation regarding the rate at which to gain active users, especially paying users; Huya’s ability to monetize the user base; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-8212-0509

E-mail: ir@huya.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-5730-6202

E-mail: huya@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	442,532	709,019	103,123
Short-term deposits	593,241	4,983,825	724,867
Short-term investments	—	300,162	43,657
Accounts receivable, net	29,847	43,849	6,378
Amounts due from related parties	113,311	238,839	34,738
Prepayments and other current assets	71,376	319,493	46,468

Total current assets	1,250,307	6,595,187	959,231

Non-current assets
Deferred tax assets	—	30,945	4,501
Investments	10,299	219,827	31,973
Property and equipment, net	32,315	87,419	12,715
Intangible assets, net	5,620	51,979	7,560
Prepayments and other non-current assets	2,000	120,830	17,574

Total non-current assets	50,234	511,000	74,323

Total assets	1,300,541	7,106,187	1,033,554

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Accounts payable	5,796	9,221	1,341
Deferred revenue	243,419	469,378	68,268
Advances from customers	3,962	14,403	2,095
Accrued liabilities and other current liabilities	424,078	852,771	124,034
Amounts due to related parties	8,395	34,673	5,043

Total current liabilities	685,650	1,380,446	200,781

Non-current liabilities
Deferred revenue	45,024	80,734	11,742

Total non-current liabilities	45,024	80,734	11,742

Total liabilities	730,674	1,461,180	212,523

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Mezzanine equity
Series A-1 redeemable convertible preferred shares (“Preferred Shares”) (US$0.0001 par value; 17,647,058 shares authorized, issued and outstanding as of December 31, 2017, and none outstanding as of December 31, 2018)	407,734	—	—
Series A-2 Preferred Shares (US$0.0001 par value; 4,411,765 shares authorized, issued and outstanding as of December 31, 2017, and none outstanding as of December 31, 2018)	101,934	—	—

Total mezzanine equity	509,668	—	—

Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 249,957,163 and 750,000,000 shares authorized, 992,456 and 44,649,737 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	1	29	4
Class B ordinary shares (US$0.0001 par value; 99,007,544 and 200,000,000 shares authorized, 99,007,544 and 159,157,321 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	66	104	15
Additional paid-in capital	140,792	7,667,855	1,115,243
Statutory reserves	—	34,634	5,037
Accumulated deficit	(80,968)	(2,424,182)	(352,583)
Accumulated other comprehensive income	308	366,567	53,315

Total shareholders’ equity	60,199	5,645,007	821,031

Total liabilities, mezzanine equity and shareholders’ equity	1,300,541	7,106,187	1,033,554

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2017	September 30, 2018	December 31, 2018	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Live streaming	692,708	1,216,467	1,441,782	209,698	2,069,536	4,442,845	646,185
Advertising and others	48,311	60,130	63,147	9,184	115,280	220,595	32,084

Total net revenues	741,019	1,276,597	1,504,929	218,882	2,184,816	4,663,440	678,269

Cost of revenues(1)	(632,914)	(1,082,857)	(1,266,292)	(184,175)	(1,929,864)	(3,933,647)	(572,125)

Gross profit	108,105	193,740	238,637	34,707	254,952	729,793	106,144

Operating expenses(1)
Research and development expenses	(43,724)	(74,625)	(79,105)	(11,505)	(170,160)	(265,152)	(38,565)
Sales and marketing expenses	(29,584)	(61,702)	(59,883)	(8,710)	(87,292)	(189,207)	(27,519)
General and administrative expenses	(36,602)	(71,201)	(92,253)	(13,418)	(101,995)	(287,710)	(41,846)
Total operating expenses	(109,910)	(207,528)	(231,241)	(33,633)	(359,447)	(742,069)	(107,930)

Other income	—	11,072	11,124	1,618	9,629	38,938	5,663

Operating (loss) income	(1,805)	(2,716)	18,520	2,692	(94,866)	26,662	3,877

Interest and short-term investment income	6,934	50,818	52,703	7,665	14,049	156,549	22,769
Fair value loss on derivative liabilities	—	—	—		—	(2,285,223)	(332,372)
Foreign currency exchange gains, net	—	98	(47)	(7)	—	51	7

Income (loss) before income tax benefits	5,129	48,200	71,176	10,350	(80,817)	(2,101,961)	(305,719)

Income tax benefits	—	8,562	31,847	4,632	—	50,943	7,409

Income (loss) before share of (loss) income in equity method investments, net of income taxes	5,129	56,762	103,023	14,982	(80,817)	(2,051,018)	(298,310)

Share of (loss) income in equity method investments, net of income taxes	(151)	10	(3,444)	(501)	(151)	113,329	16,482

Net income (loss) attributable to HUYA Inc.	4,978	56,772	99,579	14,481	(80,968)	(1,937,689)	(281,828)

Accretion to Preferred Shares redemption value	(9,888)	—	—	—	(19,842)	(71,628)	(10,417)
Deemed dividend to Series A Preferred Shareholders	—	—	—	—	—	(496,995)	(72,285)

Net (loss) income attributable to ordinary shareholders	(4,910)	56,772	99,579	14,481	(100,810)	(2,506,312)	(364,530)

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2017	September 30, 2018	December 31, 2018	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss) income per ADS*
Basic	(0.05)	0.28	0.49	0.07	(1.01)	(15.02)	(2.19)
Diluted	(0.05)	0.26	0.45	0.07	(1.01)	(15.02)	(2.19)
Net (loss) income per ordinary share
Basic	(0.05)	0.28	0.49	0.07	(1.01)	(15.02)	(2.19)
Diluted	(0.05)	0.26	0.45	0.07	(1.01)	(15.02)	(2.19)

Weighted average number of ADS used in calculating net income (loss) per ADS
—Basic	100,000,000	203,797,058	203,797,819	203,797,819	100,000,000	166,828,435	166,828,435
—Diluted	100,000,000	221,763,259	220,209,738	220,209,738	100,000,000	166,828,435	166,828,435

*	Each ADS represents one Class A ordinary share.

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Twelve Months Ended
	December 31, 2017	September 30, 2018	December 31, 2018	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	229	3,902	3,662	533	2,877	10,472	1,523
Research and development expenses	1,932	11,613	11,399	1,658	9,174	30,643	4,457
Sales and marketing expenses	534	75	607	88	791	1,832	266
General and administrative expenses	20,773	48,639	48,327	7,029	27,266	183,748	26,725

HUYA INC.

Reconciliations of GAAP And Non-GAAP Results

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2017	September 30, 2018	December 31, 2018	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating (loss) income	(1,805)	(2,716)	18,520	2,692	(94,866)	26,662	3,877
Share-based compensation expenses	23,468	64,229	63,995	9,308	40,108	226,695	32,971

Non-GAAP operating income (loss)	21,663	61,513	82,515	12,000	(54,758)	253,357	36,848

Net income (loss) attributable to HUYA Inc.	4,978	56,772	99,579	14,481	(80,968)	(1,937,689)	(281,828)
Loss (gain) on fair value change of investments and equity investee’s investments	—	—	3,333	485	—	(113,321)	(16,482)
Fair value loss on derivative liabilities	—	—	—	—	—	2,285,223	332,372
Share-based compensation expenses	23,468	64,229	63,995	9,308	40,108	226,695	32,971
Non-GAAP net income (loss) attributable to HUYA Inc.	28,446	121,001	166,907	24,274	(40,860)	460,908	67,033

Net (loss) income attributable to ordinary shareholders	(4,910)	56,772	99,579	14,481	(100,810)	(2,506,312)	(364,530)
Loss (gain) on fair value change of investments and equity investee’s investments	—	—	3,333	485	—	(113,321)	(16,482)
Fair value loss on derivative liabilities	—	—	—	—	—	2,285,223	332,372
Share-based compensation expenses	23,468	64,229	63,995	9,308	40,108	226,695	32,971
Deemed dividend to Series A Preferred Shareholders	—	—	—	—	—	496,995	72,285
Non-GAAP net income (loss) attributable to ordinary shareholders	18,558	121,001	166,907	24,274	(60,702)	389,280	56,616

Non-GAAP net income (loss) per ordinary share
Basic	0.19	0.59	0.82	0.12	(0.61)	2.33	0.34
Diluted	0.19	0.55	0.76	0.11	(0.61)	2.06	0.30
Non-GAAP net income (loss) per ADS
Basic	0.19	0.59	0.82	0.12	(0.61)	2.33	0.34
Diluted	0.19	0.55	0.76	0.11	(0.61)	2.06	0.30
Weighted average number of ADS used in calculating Non-GAAP net income (loss) per ADS
—Basic	100,000,000	203,797,058	203,797,819	203,797,819	100,000,000	166,828,435	166,828,435
—Diluted	100,000,000	221,763,259	220,209,738	220,209,738	100,000,000	189,032,000	189,032,000